UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

FORM 11-K
_____________

        ☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

   ☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca‑Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer's principal executive offices)

CARIBBEAN REFRESCOS, INC.

THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
and for the Year Ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
and for the Year Ended December 31, 2007

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	10

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of
   Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

June 26, 2008
College Park, Georgia

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
ASSETS
Investments (Notes 3 and 4)	$30,501,511	$24,670,169

NET ASSETS AVAILABLE FOR BENEFITS	$30,501,511	$24,670,169

The accompanying notes are an integral part of the financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment (Note 3)	$ 5,137,881
Dividend income from common stock	518,287
Interest and dividend income	281,589
Total investment income	5,937,757
Contributions:
Employer	566,994
Participants	1,351,598
Total contributions	1,918,592
Total additions	7,856,349
Deductions from net assets attributed to:
Distributions to Participants	2,010,845
Administrative expenses	14,162
Total deductions	2,025,007
Net increase in net assets available for benefits	5,831,342
Net assets available for benefits, beginning of year	24,670,169
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$30,501,511

The accompanying notes are an integral part of the financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements
December 31, 2007 and 2006

Note 1 – Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca‑Cola Company.  Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary.  Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 1994 (the “Code”).

Participants may contribute to the Plan with “Before-Tax” dollars or “After-Tax” dollars.  “Before‑Tax” contributions are not subject to current federal income taxes.  Participants may contribute up to 13% (10% on a “Before-Tax” basis) of their annual compensation to the Plan, subject to certain limitation imposed by the Code.  For 2007, the maximum “Before-Tax” annual contribution amount was $8,000.  Participants are allowed to roll over account balances from other qualified retirement plans or Individual Retirement Accounts into the Plan.  Effective May 16, 2006, the Plan was amended to allow participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into The Coca-Cola Company Stock Fund and 26 mutual and collective trust funds with various investment objectives and strategies.

Effective March 30, 2007, the Plan was amended to permit participants to direct the investment of employer contributions to any investment option under the Plan, including The Coca-Cola Company Common Stock Fund, and to redirect their investment in The Coca-Cola Company Common Stock Fund attributable to employer contributions to other investment options under the Plan.  Prior to March 30, 2007, employer contributions were invested entirely in The Coca-Cola Company Common Stock Fund.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 1 – Description of Plan (Continued)

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts.  The shares and units are revalued on a daily basis to reflect earnings and other transactions.  Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations.  Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances.

The following applies to Participant loans:

(a)       The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000.  The $50,000 maximum is reduced by the  Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)       The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)       The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.

(d)         The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability.  However, if a Participant dies, the surviving spouse or other designated beneficiary may choose to receive payment from the Plan in up to 10 annual installments.  Participants may elect to receive in-service withdrawals from their After-Tax account balances.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A).  However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 1 – Description of Plan (Continued)

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee.  In the event of termination, the Committee may either:

(a)          continue the trust for as long as it considers advisable, or

(b)       terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Valuation of Investments

All investments are stated at fair value.  The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year.  Investments in collective trust funds are stated at fair value, based on quoted redemption values as determined by the investment manager. Participant loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document.  All other administrative expenses were paid by the Company.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 3 – Investments

The fair value of investments at December 31 is as follows:

	2007	2006

Participant-directed investments	$30,501,511	$12,281,645
Nonparticipant-directed investments	-	12,388,524
	$30,501,511	$24,670,169

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2007	2006

Common stock of The Coca-Cola Company	$22,821,539	$18,794,437
Merrill Lynch Government Fund	1,689,356	-
AIM Money Market Fund	-	2,011,631

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments as of December 31, 2006.  Effective March 30, 2007, this investment became participant-directed.  Refer to Note 1.

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31, 2007
Net appreciation in fair value of investments (as determined by quoted market prices):
Common stock of The Coca-Cola Company	$5,026,020
Mutual funds	100,719
5,126,739
Net appreciation in fair value of investments (as determined by the investment manager):
Collective trust funds	11,142
Net appreciation in fair value of investments	$5,137,881

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2007	December 31, 2006

Net assets, at fair value:
The Coca-Cola Company Stock Fund	$-	$12,388,524

	Year Ended December 31, 2007

Changes in net assets:
Contributions	$156,431
Dividends	132,437
Net depreciation	(126,679)
Distributions to Participants	(147,602)
Transfers to other investment funds, net	(312)
Administrative expenses	(1,198)
Transfer to participant-directed accounts	(12,401,601)
Net decrease	$(12,388,524)

Note 5 – Transactions with Party-in-Interest

The Plan received dividends on common stock of The Coca-Cola Company in 2007 of $518,287.    During 2007, the Plan sold 17,654 shares of common stock of The Coca-Cola Company for proceeds of $1,041,400, resulting in a gain of $611,026 based on historical cost.  The Plan held 371,868 and 389,522 shares of common stock of The Coca‑Cola Company as of December 31, 2007 and 2006, respectively, with a fair value of $22,821,539 and $18,794,437, respectively.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 6 – Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available benefits.

Note 7 – Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws.  Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification.  The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter.  The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan.  The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax-exempt.

Note 8 – New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued SFAS 157, “Fair Value Measurements.”  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN:  66-0276572   PN:  001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

(b) Identity of issue,		(c) Description of investment including maturity date,
	borrower, lessor or	rate of interest, collateral,	(e) Current
(a)	similar party	par, or maturity value	value

	Short-Term Investment:

*	Banco Popular	Time Deposit Open Account	$ 896,041

	Common Stock:

*	The Coca-Cola Company	Common stock	22,821,539

	Mutual Funds:

	AIM Advisors, Inc.	Dynamics Fund	780,912

	AIM Advisors, Inc.	Basic Balanced Fund	267,010

	AIM Advisors, Inc.	Income Fund	201,870

	AIM Advisors, Inc.	Intermediate Government Fund	471,902

	AIM Advisors, Inc.	Large Cap Growth Fund	743,278

	AIM Advisors, Inc.	Global Growth Fund	392,574

	AIM Advisors, Inc.	Basic Value Fund	297,836

	Dodge & Cox	Income Fund	102,609

	Dodge & Cox	International Stock Fund	15,108

	Janus	Mid Cap Value Fund	273,082

	Janus	Overseas Fund	81,631

	Merrill Lynch	Government Fund	1,689,356

	T Rowe Price	Equity Index 500 Fund	57

	T Rowe Price	Retirement Income Fund	120

	T Rowe Price	Retirement 2005 Fund	115

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN:  66-0276572   PN:  001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date. rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds (continued):

	T Rowe Price	Retirement 2010 Fund	242,645

	T Rowe Price	Retirement 2015 Fund	114

	T Rowe Price	Retirement 2020 Fund	788

	T Rowe Price	Retirement 2025 Fund	57

	T Rowe Price	Retirement 2030 Fund	67

	T Rowe Price	Retirement 2035 Fund	70

	T Rowe Price	Retirement 2040 Fund	69

	T Rowe Price	Retirement 2045 Fund	69

	T Rowe Price	Retirement 2050 Fund	69

	Total Mutual Funds		5,561,408

	Collective Trust Funds:

	INVESCO	Structured Small Cap Value Equity Trust	258,691

	INVESCO	International Equity Trust	429,751

	Total Collective Trust Funds		688,442

	Participant Loans:

*	Participants	Loans with interest rates ranging from
		5.0% to 10.5%. Maturities through 2015.	534,081

	Total Assets (Held at End of Year)		$ 30,501,511

*	Party-in-interest

Note:	Column (d) cost is not required as all investments are participant-directed.

SIGNATURES

            The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)
By: /s/ Cándido Collazo Cándido Collazo Chairman, Thrift Plan Committee of Caribbean Refrescos, Inc.

Date:  June 27, 2008

EXHIBIT INDEX

Exhibit No	Description
23	Consent of Independent Registered Public Accounting Firm